UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #2-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form40-F ☐

On February 28, 2025, Mr. Ooi Chee Eng tendered his resignation from his position as the Chief Financial Officer of GCL Global Holdings Ltd. (“GCL” or the “Company”), effective March 28, 2025. Mr. Ooi is expected to remain with the Company through March 28, 2025 to assist in the transition of his responsibilities to Mr. Martin Lim Han Wei, the Company’s Deputy CFO. Mr. Ooi’s resignation is not the result of any disagreement or dispute with the Company on any matter relating to its operations, policies or practices.

The Board has accepted Mr. Ooi’s resignation and has started its search for qualified candidates for the CFO position. Until such candidate is identified and appointed by the Board, Mr. Lim will serve as the Company’s Interim CFO. Mr. Lim has over 16 years of financial leadership experience, and has served as the Company’s Deputy CFO since February 2025. From March 2020 to January 2025, Mr. Lim was the Senior Vice President, Global Commercial Finance and Sales Operations of SHAREit Group, a Singapore-based global internet technology company. From 2019 to 2020, he was the Group Finance Director of Divtone Entertainment, a digital entertainment provider in Asia. From 2016 to 2019, Mr. Lim was the Finance Leader and Regional Internal Controls Lead at Mastercard. Prior to that, Mr. Lim was engaged in audit services at a consulting company and a large accounting firm. Mr. Lim holds a Bachelor of Commerce (Accounting) from the Australian National University and a Master of Science (Knowledge Management) from Nanyang Technological University. He is also a Chartered Accountant of Singapore.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: March 6, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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